August 12, 2010

Tracey McKoy, Staff Accountant

United States Securities and

    Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 4631

Washington, DC 20549

Re:	M.D.C. Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 5, 2010

File No. 001-08951

Dear Ms. McKoy:

We are providing this response to the comments contained in the Staff’s letter dated August 3, 2010 (the “Comment Letter”) to Larry A. Mizel, the Chief Executive Officer of M.D.C. Holdings, Inc., a Delaware corporation (the “Company”).

Response to Comment Letter

Our responses to your specific comments are below. For your convenience, we have restated them and keyed our responses to the numbering and headings used in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 9. Related Party Transactions, page F-32

Comment:

1.	Please provide us with a discussion of the accounting guidance you referred to in concluding it was appropriate to increase inventory by $20 million to correct the error. Explain why the original transfer of $28.6 million in land development improvements to the related party, in exchange for $8.9 million worth of bonds did not result in a loss of $20 million on the transaction. Explain how you arrived at the $400,000 charge to cost of sales.

Response:

The Company referred to ASC 970 “Real Estate General” (“ASC 970”) in order to determine the proper accounting for its transaction with The Villages at Castle Rock Metropolitan District No. 6 (the “District”). ASC 970-360-35 states: “Real estate donated to municipalities or other governmental agencies for uses that will benefit the project are not abandonments. The cost of the real estate donated shall be allocated as a common cost of the project.” As a result, the excess of the costs of the assets transferred of $28.6 million over the fair value of the 2007 Bonds received of $8.9 million should be treated as a common cost of the project and recorded to home cost of sales as we close homes in accordance with ASC 970. As the Company originally had recorded the Related Party Asset at the full $28.6 million cost of the improvements transferred to the District, the necessary correcting entry to the consolidated balance sheet was to reclassify $19.7 million from Related Party Assets to Inventory, resulting in the Related Party Asset being stated at the $8.9 million fair value of the 2007 Bonds.

Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

August 12, 2010

The original accounting applied to the transaction with the District also resulted in a reduction to our 2008 total estimated project common cost that in turn reduced the lot cost basis by $20,000 for each home that was closed during 2008. The difference of $19.7 million between the fair value of assets received and the cost of inventory donated to the District is a component of the total common cost for the project. Accordingly, correcting this error resulted in a subsequent increase to home cost of sales of $12,600 per closed home from our 2008 total estimated project common cost. During 2008 the Company closed 28 homes in this subdivision; therefore, an additional $353,000 of home cost of sales should have been recorded in 2008. Since the Company concluded that this amount was immaterial to the 2008 and 2009 consolidated financial statements, these additional home cost of sales were recorded in 2009 and disclosed in the Company’s 2009 Form 10-K. There was no impact to the consolidated statement of operations for the year ended December 31, 2007, because no homes were closed in 2007 after the transaction with the District.

Comment:

2.	You state on page 7 of your Form 10-Q for the quarter ended June 30, 2010 that the estimated cash flows from the bonds are ultimately based upon the Company’s estimated cash flows associated with the building, selling and closing of homes in one of your Colorado subdivisions. Please tell us the material terms of the bonds (i.e. maturity dates, interest rate, etc.) and explain your accounting.

Response:

The 2007 Bonds have an aggregate principal amount of $22.5 million, accrue interest at a rate of 8.25% (tax exempt) and principal payments are due beginning in 2010 through 2037. The 2007 Bonds were issued by the District, whose primary source of revenue is annual property taxes paid by property owners in the Cobblestone subdivision. Therefore, the estimates of cash flows available to service the 2007 Bonds are directly related to the Company’s estimates of home sales prices and volumes.

The Subordinate Bond has a principal amount of $1.6 million, accrues interest at a rate of 12% with repayment based upon the availability of “Pledged Revenue1” as set forth in an agreement between the District and the Company. The terms of the Subordinate Bond do not call for a pre-determined payment schedule. However, the agreement does remain in effect until the earlier of (a) the repayment of the Subordinate Bond or (b) December 1, 2047. The Company estimated the fair value of the $1.6 million Subordinate Bond as of December 31, 2007 at zero because its repayment is based entirely on the availability of Pledged Revenue and all Pledged Revenue was included in the calculations used to estimate fair value of the 2007 Bonds. Those calculations show that there is not expected to be sufficient revenue in the District to make required payments on the 2007 Bonds, and therefore there is not expected to be any Pledged Revenue available to make payments on the Subordinate Bond.

[1]

Defined as: (1) the mill levy imposed on property owners in the Cobblestone subdivision; (2) capital fees including any fees, rates, tolls or penalties imposed by the District on property owners; (3) specific ownership tax that is collected by the county and remitted to the District; and (4) any other legally available moneys which the District determines, in its sole discretion, to credit to the 2007 Bonds.

Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

August 12, 2010

The Company accounts for the 2007 Bonds as a held-to-maturity investment in accordance with ASC 320 “Investments – Debt and Equity Securities” (“ASC 320”) as it has the positive intent to hold the 2007 Bonds to maturity and has the ability to hold the 2007 Bonds to maturity because it has in excess of $1.6 billion of cash and investments and does not need to sell the 2007 Bonds in order to develop the land or build and close homes in its Cobblestone subdivision. Accordingly, the 2007 Bonds are recorded at amortized cost unless there is an-other-than-temporary-impairment pursuant to ASC 320. At December 31, 2009, the Company recorded an-other-than-temporary-impairment of $1.0 million to the 2007 Bonds due to a decline in the estimated revenue to the District, which was driven primarily from a slower than originally estimated home sales pace and lower average selling prices of homes in the Cobblestone subdivision.

Due to the uncertainty about the ultimate collection of interest from the District, the Company has placed the investments on non-accrual status at acquisition pursuant to ASC 310-30-35.3.

Item 15. Exhibits, Financial Statements Schedules.

Comment:

3.	We note that you incorporate the credit agreement filed as exhibit 10.1 from a Form 8-K filed on March 24, 2006. We also note it does not appear that you have filed on EDGAR all of the schedules and exhibits to the credit agreement. Please amend the Form 8-K to file a complete copy of the credit agreement, including all schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The credit agreement incorporated as exhibit 10.1 to our Form 10-K for the fiscal year ended December 31, 2009, was our homebuilding line of credit (“Homebuilding Line”). As disclosed on page 57 of our Form 10-Q for the quarter ended June 30, 2010, we terminated the Homebuilding Line on June 30, 2010 and, at the time of the termination, the Homebuilding Line had an aggregate commitment of $12.0 million and there were no letters of credit and no borrowings outstanding under the line. Accordingly, we do not believe that an amendment to the Form 8-K filed on March 24, 2006 is appropriate.

14A filed March 1, 2010

Equity Ownership Guidelines, page 8

Comment:

4.	Please disclose in future filings whether your directors meet these guidelines. Please also advise us whether you have similar guidelines for named executive officers.

Response:

We will disclose in future filings whether our directors meet the Equity Ownership Guidelines for Directors.

Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

August 12, 2010

We do not have similar guidelines for our named executive officers as they hold substantial equity positions in our Company.

Compensation Policies and Practices and Risk Management, page 43

Comment:

5.	Please describe for us the process you undertook to reach the conclusion that your compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on your company.

Response:

In determining the 2009 year-end compensation for the named executive officers, the Compensation Committee performed an extensive review, engaged outside counsel, considered the documentary materials that were compiled and conducted a series of four meetings concluding on December 31, 2009, when the year-end compensation was determined. As part of that process, the Compensation Committee considered potential risks to the Company of various management decisions and actions and considered whether compensation was structured in a manner that incentivized actions with an inappropriate level of risk.

In connection with the preparation of the Proxy Statement, our HR Compensation & Benefits Department, in consultation with the Accounting and Legal Departments, reviewed and evaluated our compensation policies and practices for our other employees to determine whether or not these compensation policies and practices, including incentive programs, might create the potential for adverse effects on the Company. The Department specifically evaluated the structure and design of the compensation with a view to identifying any significant risks that might be incentivized by the policies and practices. The controls that are in place to mitigate risk were also considered. (For example, land personnel, who can be compensated in part based on lots acquired, cannot acquire land without the prior approval of the Company’s Asset Management Committee.)

Based on the foregoing, the Company concluded that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. In authorizing the filing of the Proxy Statement, the Company’s Board of Directors reviewed, among other things, the disclosure of this conclusion.

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

August 12, 2010

If you would like to discuss any of the responses above or any other matter, please contact Chris Anderson at (303) 804-7714.

Sincerely,

/s/ Christopher M. Anderson	/s/ Michael Touff
Christopher M. Anderson	Michael Touff
Senior Vice President and Chief Financial Officer	Senior Vice President and General Counsel